Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release September 10, 2015

Credit Suisse Announces Expected September Coupon Amounts on its Credit Suisse X-Links Gold Shares Covered Call ETNs (ticker symbol “GLDI”) and its Credit Suisse X-Links Silver Shares Covered Call ETNs (ticker symbol “SLVO”).

New York, September 10, 2015 ― On August 17, 2015, the Credit Suisse NASDAQ Gold FLOWS 103 Index and the Credit Suisse NASDAQ Silver FLOWS 106 Index (the “Indices”) concluded the notional sale of options on GLD shares and SLV shares with September expiration. We expect that the notional cash distribution generated by this sale of options will be withdrawn from the Indices on September 14, 2015, subject to adjustment in the event of any market disruption events.

Assuming no redemption or acceleration of the ETNs and that the notional cash distribution is withdrawn from the Indices on September 14, 2015, we expect to declare a coupon of $0.1022 per ETN on the GLDI ETNs and a coupon of $0.1184 per ETN on the SLVO ETNs for payment on or around September 25, 2015, payable to the holder of record on September 22, 2015. The expected coupon amount may be subject to change upon the occurrence of a disruption event or other unforeseen circumstances.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Coupon amounts on the ETNs will vary and could be zero. Variable monthly coupon amounts are generated from selling covered calls, which limits upside participation. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Media Release
September 10, 2015 Page 2/2

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,600 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and the Prospectus dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

GLDI:

Pricing Supplement dated July 20, 2015, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=GLDI

Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=GLDI

SLVO:

Pricing Supplement dated July 20, 2015, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=SLVO

Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=SLVO

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.